UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2026

Commission File Number: 001-42183

QMMM Holdings Ltd.

(Registrant’s Name)

Workshop 9, 11/F., Kodak House II,

39 Healthy Street East, Hong Kong

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

When used in this Form 6-K, unless otherwise indicated, the terms “the Company,” “QMMM”, “we,” “us” and “our” refer to QMMM Holdings Ltd. and its subsidiaries.

On May 7, 2026, the Board of Directors, Nominating Committee, and the Compensation Committee of the Company approved by resolutions and confirmed the appointment of Ms. Yung-Shan HSIAO (“Ms. Hsiao”) as a director of the Company, with an annual compensation of US$18,000, effective upon approval of the resolutions, until her successor is duly elected and qualified, or until her earlier death, resignation or removal. The Board has determined Ms. Hsiao (i) is an “independent” director under applicable U.S. Securities and Exchange Commission and Nasdaq Marketplace Rules, and (ii) qualifies as an “audit committee financial expert” as defined under Item 407(d)(5) of Regulation S-K promulgated under the Securities Exchange Act of 1934, as amended, and possesses the requisite financial sophistication under Rule 5605(c)(2)(A) of the Nasdaq Stock Market LLC Listing Rules. Ms. Hsiao will be serving on the Board of Directors as a non-employee, independent director. Ms. Hsiao has also been named as the chairman of the audit committee and a member of the compensation committee and corporate governance and nominating committee of the Company.

The foregoing descriptions of our offer letter to Ms. Hsiao are qualified in their entirety by reference to the full text thereof, which is attached as Exhibit 10.1 hereto and incorporated by reference herein.

There are no family relationships between Ms. Hsiao and any other employees of the Company or members of the Board of Directors.

The biographical information of Ms. Hsiao is set forth below:

Yung-shan HSIAO, age 30

Ms. Hsiao has over 10 years of progressive experience in finance and accounting, with a background spanning financial advisory services, real estate conglomerate operations and private equity. Since December 2023, Ms. Hsiao has served as financial controller of Tight Core Limited, where she oversees financial reporting, budgeting, forecasting, cash flow management, internal controls and financial policy matters, and provides strategic financial analysis to senior management and the board. From April 2021 to September 2023, she served as finance manager of GCC Holdings Limited, a real estate conglomerate group, where she was responsible for the full-cycle finance function, including consolidated financial reporting, management accounts, treasury operations and annual budgeting and forecasting. From May 2016 to February 2021, she served as accounting assistant manager at Pauno Financial Advisory Company Limited, where she assisted with financial advisory and market research engagements for listed company clients, including financial analysis, due diligence support and regulatory reporting. Ms. Hsiao received her diploma from Nan Chiang Industrial & Commercial Senior High School. Ms. Hsiao is a citizen of Republic of China and resides in the Taipei City.

Exhibit No.	Description
10.1	Director offer letter to Ms. Yung-shan HSIAO dated May 7, 2026

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QMMM Holdings Ltd.

Date: May 7, 2026	By:	/s/ Bun Kwai
	Name:	Bun Kwai
	Title:	Chairman of the Board and Chief Executive Officer

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